Exhibit 99.1

Hexindai Acquires Equity Stake in Indonesian Online Lending Platform Musketeer

BEIJING, Aug. 14, 2018 /PRNewswire/ — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing consumer lending marketplace in China, announced that it entered into definitive agreements to acquire a 20% equity stake in Musketeer Group Inc. (“Musketeer”) on August 9, 2018, an Indonesian online lending platform that offers consumption installment loans, for approximately US$1.6 million, and simultaneously completed the acquisition.

“Our investment in Musketeer is our first cross-border investment and the first step in our larger strategy to explore overseas opportunities by leveraging our extensive experience and expertise in new high-growth markets,” said Mr. Xinming Zhou, Chief Executive Officer of Hexindai. “Indonesia’s youth demographics and economic development creates a significant opportunity for us to benefit from the online lending boom in Indonesia. Musketeer’s corporate values and strategy are closely aligned with ours, which I believe will facilitate a close relationship that will allow us to share our experience and support them as they grow.”

Indonesia’s growing population of over 262 million and youthful demographics have enormous consumption potential and a strong demand for borrowing having been underserved by traditional financial institutions. Indonesia’s solid internet infrastructure and growing mobile penetration rate will support the long-term sustainable growth of online lending industry. The Indonesian government has introduced clear and definitive regulations that govern the industry and welcomes both foreign and domestic investors. Hexindai believes that Indonesia’s vast online lending market and open regulatory environment present a significant growth opportunity to invest in as its first step into overseas markets.

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption demand of the emerging middle class in China. Hexindai provides borrowers with convenient and ready access to credit through its online marketplace. The Company offers borrowers a wide range of products designed based on customer segmentation data and tailored to the specific needs of the emerging middle class in China by matching them with investors seeking various types of investment products with appropriate risk levels and risk-adjusted returns. Hexindai’s strong online and offline user acquisition capabilities combined with an online platform with extensive offline networks, an advanced risk management system, and strong strategic cooperative relationships with a custodian bank and an insurance company to safeguard investments, allows the Company to generate higher customer satisfaction, reliance, and realize faster growth in China.

For more information, please visit ir.hexindai.com

For investor inquiries, please contact:

Hexindai

Ms. Daisy Wang

Tel: +86-10-5380-6196

Email: ir@hexindai.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333
Email: tfleming@Christensenir.com